Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read with the audited consolidated financial statements for the year ended December 31, 2012. The consolidated financial statements for the year ended December 31, 2012 of Novadaq were prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. The audited consolidated financial statements and comparative information has been prepared in United States [“U.S.”] dollars, except where another currency has been indicated.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq®. Without limitation, information regarding future sales and marketing activities, SPY®, SPY Elite®, PINPOINT®, FIREFLY™ and LUNA™ Imaging System sales, placements and utilization rates, reimbursement for SPY, SPY Elite, PINPOINT, LUNA and FIREFLY procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation and Kinetic Concepts, Inc., the license and supply agreements with Intuitive Surgical®, Inc., the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans to commercialize PINPOINT®, the endoscopic version of the SPY technology, is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, LUNA and FIREFLY Imaging System and/or PINPOINT Endoscopic Fluorescence Imaging System and the clinical results of the use of SPY, SPY Elite, FIREFLY, LUNA and/or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of the SPY System; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and, risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. We have included important factors in the cautionary statements included in this MD&A, particularly in the section entitled “Risk and Uncertainties,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2011 and our Short Form Base Shelf Prospectus dated April 3, 2012, each filed on SEDAR. Prospective investors should give careful consideration to such risks and uncertainties.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. Unless otherwise indicated, this MD&A was prepared by management from information available through February 6, 2013.

Overview and Fourth Quarter Events

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical procedures are performed. The Company was founded in 2000, and initially listed on the TSX under the trading symbol NDQ in June 2005. Additionally, in March 2012, Novadaq listed on the NASDAQ Global Market under the trading symbol NVDQ.

The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures performed in the operating room and outpatient surgery center without exposing the patient or the surgery staff to radiation. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue such as skin and organs. The ability to assess blood flow and tissue perfusion in real-time enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications if not addressed during the surgical procedure, and which in turn increase overall treatment costs.

More than 65 peer-reviewed publications report experiences using SPY Imaging technologies in a variety of surgical procedures including open, robotic and endoscopic surgeries. Published literature supports the use of SPY Imaging which enables surgeons to make more informed decisions that lead to fewer post-operative complications which, in turn, helps reduce hospital costs. The SPY, SPY Elite and LUNA Imaging System are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] and indicated for use in a variety of surgical applications including coronary artery bypass graft surgery, cardiovascular surgery, plastic, reconstructive and micro-surgery, organ transplant surgery, gastrointestinal surgery, wound care and vascular surgery and minimally invasive surgery. The SPY and SPY Elite Systems are also Conformité Européenne [“CE Marked”] for sale in Europe, are licensed by Health Canada, and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY, SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA. The PINPOINT Endoscopic Fluorescence Imaging System [“PINPOINT”] is FDA 510(k) cleared for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition [“HD”] visible light visualization offered by conventional endoscopes, providing surgeons with better visualization of important information related to anatomic structures and micro-perfusion during complex minimally invasive procedures.

In addition to marketing SPY Imaging technology products, Novadaq acquired and now manufactures and markets the FDA Premarket Approval [“PMA”] approved CO2 Heart Laser™ System [“TMR Laser System”] for Transmyocardial Revascularization [“TMR”]. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft [“CABG”] surgery.

Novadaq’s intellectual property consists of 46 patent families representing 130 granted or allowed patents and 89 applications in various stages of review and prosecution.

The majority of Novadaq’s current revenues comes from alliances formed with leading companies in relevant markets where SPY Imaging and the SPY technology platform have demonstrated improved clinical outcomes in open, minimally invasive and robotic surgery applications. Surgeons performing imaging procedures using SPY technologies are currently reimbursed through the use of existing Current Procedural Terminology [“CPT”] codes. Facilities where procedures are performed using SPY technology in the outpatient environment are reimbursed through the use of Ambulatory Payment Classification [“APC”] codes.

During the fourth quarter of 2012, 135 SPY Elite and FIREFLY systems were shipped to hospitals, and by quarter-end, the number of SPY technology devices installed in hospitals in the United States totaled more than 700. Efforts to increase utilization across the installed bases included sales staff and surgeon training for new applications, and this was bolstered by clinical publications in the areas of cholecystectomy, partial nephrectomy, breast reconstruction and colorectal surgeries. Both the training and clinical publications had a positive impact, with shipments of open SPY kits increasing to 4,700, a 81% increase year-over-year, and a 22% increase sequentially. Concurrent with the growth of Novadaq’s partnered businesses, the Company continued to build a direct sales and marketing team for PINPOINT. Recruitment into the multi-center PILLAR™ colorectal surgery study continued at eight active sites. Also, during Q4-2012, the Company has delivered the first PINPOINT device for its order received from Maimonides Medical Center in Brooklyn, New York; however revenue will be recognized when further obligations have been satisfied.

Overall Performance

Selected Annual Information

The following table sets forth information regarding Novadaq’s revenues, loss from operations and other information for the year presented and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and 2011 related notes.

	Year ended December 31
	2012	2011	2010
	$	$	$
SPY revenue	16,167,000	9,214,000	5,560,000
TMR revenue	2,870,000	3,712,000	2,794,000
Royalty revenue	1,850,000	395,000	—
Milestone revenue	—	—	3,959,000
Partnership fee revenue	1,300,000	842,000	267,000
Service revenue	802,000	1,129,000	1,291,000

Total revenues	22,989,000	15,292,000	13,871,000
Cost of sales	8,537,000	6,634,000	5,534,000

Gross profit	14,452,000	8,658,000	8,337,000
	63%	57%	60%
Operating expenses
Selling and distribution expenses	4,926,000	5,375,000	7,067,000
Research and development expenses	5,959,000	4,611,000	4,916,000
Administration expenses	6,573,000	4,551,000	4,071,000
Write-down of intangible assets	—	—	4,829,000
Write-down of equipment	58,000	314,000	—
Write-down of inventory	—	15,000	427,000

Total operating expenses	17,516,000	14,866,000	21,310,000

Loss from operations	(3,064,000)	(6,208,000)	(12,793,000)
Interest expense	(274,000)	(281,000)	(279,000)
Imputed interest expense	(433,000)	(398,000)	(364,000)
Warrant revaluation adjustment	(8,558,000)	(3,306,000)	(462,000)
Gain (loss) on investment	25,000	25,000	(125,000)
Finance income	61,000	15,000	16,000

Loss from operations before income taxes	(12,243,000)	(10,153,000)	(14,187,000)

Income taxes	(101,000)	—	—

Net loss and comprehensive loss for the year	(12,344,000)	(10,153,000)	(14,187,000)

Basic and diluted loss and comprehensive loss per share	(0.32)	(0.32)	(0.52)

Balance Sheet Data

	As at December 31
	2012	2011	2010
	$	$	$
Cash and cash equivalents	38,954,000	9,634,000	5,597,000
Working capital	39,944,000	9,226,000	4,910,000
Total assets	57,587,000	22,793,000	12,320,000
Total non-current liabilities	21,284,000	17,745,000	8,292,000
Total liabilities	26,917,000	22,167,000	13,107,000
Shareholders’ equity (deficiency)	30,670,000	626,000	(787,000)

Discussion of Operations—Annual Results

Revenues of $22,989,000 exceeded prior year revenues by $7,697,000, which represents an increase of 50%. SPY product revenues increased by $8,408,000 which included an increase in royalties of $1,455,000. Recurring SPY sales of $10,369,000 more than doubled from 2011. Offsetting were decreases in TMR products and services by $1,169,000, which were a result of the transition of the sales and marketing function of the TMR business to MAQUET.

Gross profit of $14,452,000 exceeded prior year gross profit by $5,794,000. The gross profit increase is due to our product sales growth from our agreements with both LifeCell and Intuitive Surgical, and increased international sales of SPY capital equipment with a partial offset to gross profit from the transitioning of the TMR business to MAQUET.

Selling and distribution expenses of $4,926,000 were $449,000 lower than last year due to the transitioning of sales staff and associated marketing expenditures for both LifeCell and MAQUET; lower stock option costs due to options being fully vested, which was offset by costs associated with recent hiring of sales staff and PINPOINT marketing activities. MAQUET sales staff transitioning has resulted in the reduced costs but is offset by commission expenses due to MAQUET.

Research and development expenses of $5,958,000 were $1,347,000 higher than last year. Increases in expenses mainly comprised of salaries and benefits in the amount of $784,000 to support expanded operations which reduced outsourced product design costs; non-cash stock option expense in the amount of $187,000; clinical trials in the amount of $331,000; and patent and trademark costs in the amount of $53,000 to secure new and existing patents. Offsetting these costs were a reduction in research and consultant expenses in the amount of $206,000 due to in-house staff additions. Various other costs increased by $198,000.

Administration expenses of $6,573,000 were $2,022,000 higher than same period last year. The increased expenses were mainly comprised of the NASDAQ listing fee in the amount of $337,000; increased salary and benefit costs in the amount of $309,000 due to new hires and salary increases; increased professional fees in the amount of $381,000; increased non-cash stock option costs in the amount of $554,000 due to new grants; increased foreign exchange loss in the amount of $96,000; and increased insurance expense in the amount of $238,000. Partially offsetting these costs were decreases in public relations in the amount of $111,000 and bad debt expense accrual in the amount of $57,000. Various other expenses increased by $275,000.

Combined interest expense and non-cash imputed interest expense of $707,000 is $28,000 higher than last year mainly due to increased non-cash imputed interest expense on the convertible debt.

Finance income of $61,000 increased by $46,000 due to the on-hand cash balances from the April 2012 equity offering.

Warrant revaluation non-cash expense of $8,558,000 exceeded the $3,306,000 prior year expense due to the incremental increase in market share price offset by a slight reduction of expenses for warrants exercised throughout 2012. In December 2012, the share price closed at $8.88 versus $4.91 in December 2011.

Income tax expense of $101,000 is due to income reported in the Company’s subsidiary whereas its operation in the previous year did not result in a taxable income position in the U.S.

Net loss of $12,344,000 increased from the previous year net loss by $2,191,000. The increase in net loss comprises of an increase in the non-cash warrant revaluation adjustment in the amount of $5,252,000 due to an increase in the Company’s share price and an increase in operating expenses of $2,650,000. Offsetting was an increase in gross profit in the amount of $5,794,000 resulting from an increase in revenue from our partnership agreements. The remaining value of increased loss consists primarily of income tax expense.

Summary of Quarterly Results

The following table sets forth information regarding Novadaq’s revenues, loss from operations and other information for the periods presented and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2011	2011	2011	2011	2012	2012	2012	2012
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
	[restated]	[restated]	[restated]
Revenues
SPY revenue	832	2,040	2,731	3,611	3,109	3,802	4,262	4,994
TMR revenue	904	1,005	1,009	794	545	710	839	776
Royalty revenue	—	139	140	116	608	346	350	546
Partnership fee revenue	200	200	200	242	325	325	325	325
Service revenue	405	261	231	232	180	209	208	205

Total revenues	2,341	3,645	4,311	4,995	4,767	5,392	5,984	6,846
Cost of sales	1,257	1,449	1,857	2,071	2,045	2,088	2,123	2,281

Gross profit	1,084	2,196	2,454	2,924	2,722	3,304	3,861	4,565
Gross profit percentage	46%	60%	57%	59%	57%	61%	65%	67%
Operating expenses
Selling and distribution expenses	1,275	1,400	1,353	1,347	1,063	1,217	1,289	1,357
Research and development expenses	1,048	1,270	1,107	1,186	1,162	1,378	1,778	1,640
Administrative expenses	1,113	1,141	1,102	1,195	1,471	1,638	1,863	1,602
Write-down of equipment	—	—	314	—	—	—	—	—
Write-down of inventory	—	—	15	—	—	—	58	—

Total operating expenses	3,436	3,811	3,891	3,728	3,696	4,233	4,988	4,599

Loss from operations before the following	(2,352)	(1,615)	(1,437)	(804)	(974)	(929)	(1,127)	(34)
Interest expense	(71)	(72)	(68)	(70)	(69)	(69)	(68)	(68)
Imputed interest expense	(97)	(98)	(102)	(101)	(104)	(106)	(111)	(112)
Finance income	7	4	3	1	1	14	26	20
Warrant revaluation adjustment	4	(2,607)	326	(1,029)	(3,598)	(311)	(8,038)	3,389
Gain on investment	25	—	—	—	—	—	25	—

Income (loss) from operations before income taxes	(2,484)	(4,388)	(1,278)	(2,003)	(4,744)	(1,401)	(9,293)	3,195

Income tax expense	—	—	—	—	—	—	—	(101)

Net income (loss) and comprehensive income (loss) for the period	(2,484)	(4,388)	(1,278)	(2,003)	(4,744)	(1,401)	(9,293)	3,094

Basic income (loss) and comprehensive income (loss) per share for the period	(0.09)	(0.13)	(0.04)	(0.05)	(0.15)	(0.04)	(0.23)	0.08

Diluted loss and comprehensive loss per share for the period	(0.09)	(0.13)	(0.04)	(0.05)	(0.15)	(0.04)	(0.23)	(0.00)

Discussion of Quarterly Results

Total Q4-2012 revenues of $6,846,000 increased by 37% from $4,995,000 in Q4-2011 due to increased revenue from all SPY products and increased partnership fees. SPY product revenues of $5,540,000 increased by 49% from $3,727,000 in Q4-2011 due to increased capital system sales, increased recurring SPY kit and rental revenues, and increased royalties. Partnership fee revenue increased by $83,000 due to the additional partnership agreement signed in Q4-2011. Q4-2012 recurring SPY revenues of $2,980,000 increased by 67% from $1,789,000 over the same period last year due to our partnership agreements. In comparison to Q3-2012, total revenues increased by $862,000 mainly due to increases in SPY products offset by lower sales of TMR products. Increased SPY product sales of $928,000 included increased recurring SPY product revenues, increased capital sales and increased royalties. TMR products and services combined revenues decreased by $66,000 due to lower CO2 laser sales offset by an increase in consumable kit sales and service work performed.

Gross profit of $4,565,000 in Q4-2012 increased from $2,924,000 for the same period last year mainly due to increased sales from alliances with LifeCell and Intuitive. Increasing SPY product sales continue to produce higher margins while TMR margins were slightly lower. In comparison to Q3-2012, gross profit, is higher by $704,000 due to increased SPY capital sales, increased recurring SPY sales and increased royalty revenue offset by lower TMR capital sales.

Selling and distribution expenses of $1,357,000 for Q4-2012 were $10,000 higher than Q4-2011. Cost for both salaries and other sales disbursements were lower due to our partnership agreements; however higher MAQUET commissions for the TMR business and higher promotional costs related to our new PINPOINT system offset the savings from these partnership agreements. Included in our costs are partial year salaries, benefits and marketing costs for new hires to support our Minimally Invasive Surgery [“MIS”] PINPOINT sales launch. Accordingly, selling and distribution expenses were $68,000 higher in Q4-2012 as compared to Q3-2012 due to increased costs of $316,000 to support the MIS PINPOINT launch partially offset by lower incentive costs.

Research and development expenses of $1,640,000 in Q4-2012 were $454,000 higher than Q4-2011 expenses of $1,186,000 due to higher salaries and fringes, in the amount of $315,000, to support expanded operations; higher non-cash stock option expense in the amount of $55,000 due to additional grants and higher fair value priced option; higher royalties due to previous year credit of $84,000; higher clinical trial costs for pre-clinical nerve imaging development in the amount of $63,000; and higher PINPOINT product design costs in the amount of $259,000. Partially offsetting these costs were lower patents and trademarks costs of $215,000; lower incentive costs in the amount of $88,000 due to increased accrual for previous periods and lower SPY registration costs of $44,000 due to the registry being completed. All other expenses increased by $25,000. In comparison to Q3-2012, research and development expenses were $138,000 lower due mainly to reduced clinical trial costs in the amount by $192,000 as previous clinical funding commitments were complete. Offsetting were cost increases for product development and research in the amount of $111,000; and for salaries, benefits and incentives for new hires in the amount of $22,000. Various other expenses resulted in a decrease of $79,000.

Administrative expenses of $1,602,000 in Q4-2012 were $407,000 higher than Q4-2011 expenses due to higher salary costs in the amount of $100,000 from administrative hiring and salary increases; higher stock option costs, in the amount of $174,000 due to new grants; higher insurance cost in the amount of $110,000 from increased coverage; and higher professional fees in the amount of $82,000 from legal fees. Public relations expenses were lower by $79,000, while all other expenses netted out for a $20,000 increase. In comparison to Q3-2012, total expenses decreased by $261,000 mainly due to lower professional fees of $294,000 and lower foreign exchange losses by $58,000. Offsetting were higher expenses related to incentives, computer and office and various other expenses totaling $91,000.

Interest expense of $68,000 and imputed interest expense of $112,000 for Q4-2012 was comparable to interest expense of $70,000 and imputed interest of $101,000 for Q4-2011. Combined interest and imputed interest expense this quarter was $1,000 higher than Q3-2012.

Finance income of $20,000 is higher than income of Q4-2011 due to on-hand cash balances but lower than Q3-2012 due to lower interest rates.

Q4-2012 warrant revaluation adjustment of $3,389,000 was favorable compared to Q4-2011 warrant revaluation expense of $1,029,000 due to a decrease in the Company’s share price. The Q4-2012 non-cash adjustment swung from a non-cash expense of $8,038,000 in Q3-2012 which also relates to a decrease in the Company’s share price.

Income tax expense of $101,000 compared to nil in comparison to Q4-2011 and Q3-2012.

Net income of $3,094,000 in Q4-2012 increased by $5,097,000 from a loss of $2,003,000 in Q4-2011. The increase in net income was due to a non-cash warrant revaluation adjustment by $4,418,000 due to a decrease in the Company’s share price as compared an increase in the share price for the same time period last year; increased gross profit by $1,641,000 resulting from an increase in sales driven by our partnership agreements and higher finance income by $19,000. Offsetting was higher operating expenses in the amount of $871,000, higher tax expense in the amount of $101,000 and higher combined interest expenses in the amount of $9,000.

In comparison to Q3-2012, net income increased by $12,387,000 mainly due to an increase in the non-cash warrant revaluation adjustment in the amount of $11,427,000; an increase of gross profit in the amount of $704,000 and lower operating expenses in the amount of $389,000. Finance income, gain on investment, combined interest expenses and income taxes netted to an increase of $133,000.

Liquidity and Capital Resources

Novadaq’s principal capital needs are for funds to support scientific research and development activities, including system design and development and clinical trials, and funds to support sales and marketing activities, capital expenditures and working capital. Since inception, Novadaq has financed its cash requirements primarily through the issuances of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. The Company has a history of continuing losses and has an accumulated deficit. Revenues will need to continue to increase over a sustained period. The Company will also require funding from outside sources which may include working capital financing, funds from strategic alliances or equity placements to realize its plans. However, there can be no assurance that Novadaq will be successful in securing its financing on terms favorable to the Company or at all.

Since March 24, 2011, the Company raised funds from the sources listed below:

Private Placement

On March 24, 2011, the Company closed a private placement of $14,280,000, net of transaction costs of $998,000, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five year term and is exercisable for one common share at an exercise price of CDN $3.18.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. Since its inception and as at December 31, 2012, the Company has not utilized the credit facility.

Sales Distribution Alliance Agreements

On November 29, 2011, the Company and LifeCell Corporation; LifeCell Medical Resources Limited [“LifeCell MR”]; KCI USA, Inc; KCI Medical Resources Ltd [“KCI MR”] signed exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of Novadaq’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements, Novadaq received $3,000,000 on December 1, 2011. There was no further contract payments received in 2012.

Public Offering

On April 9, 2012, Novadaq announced that it had completed the closing of its public offering of 7,015,000 common shares at a price $5.75 per share. Gross proceeds from the offering were approximately $40.3 million resulting in cash proceeds of $36.9 million, net of transaction costs.

As at December 31, 2012, the Company had cash and cash equivalents of $38,954,000 to support its 2012 cash requirements. In addition to the current cash holdings of $38,954,000, the Company has existing loan availability of $2,500,000. Based on the cash on hand as at the date of this report, the capacity to borrow funds and the sales and margins the Company anticipates to generate from operations in 2013, the Company expects to have adequate resources to meet its forecasted cash requirements for the year ending December 31, 2013. In meeting the daily cash requirements, the Company invests its cash and cash equivalents in daily interest at the Company’s chartered bank in Canada.

Contractual Obligations

The Company’s long-term contractual obligations are as follows:

	0-1 year $	2-5 years $	After 5 years $
Long-term debt convertible debentures	—	5,218,000	—
Operating lease	412,000	164,000	—
Cash interest on convertible debentures	261,000	35,000	—
Repayable government assistance	203,000	18,000	—
Cash interest on repayable government assistance	28,000	—	—
Total contractual obligations	904,000	5,435,000	—

The long-term operating lease commitments are for premises located in: Mississauga, ON; Taunton, MA and Richmond, BC. The long-term convertible debentures require cash interest payment or Payment in Kind [“PIK”] interest payable semi-annually. Payment provision for these leases and interest expenses are part of our 2013 forecasted cash requirements. The long-term convertible debt repayment is subject to the terms of the indenture agreement and payment for this amount is expected to be fully satisfied within the terms of the agreement. There is no current year requirement for the repayment of this debt.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, revenue, expenses and the disclosure of contingent assets and liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis of making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have a significant effect on the consolidated financial statements relate to the following:

Impairment of non-financial assets

The Company’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the projections for the next three to five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Development costs

Initial capitalization of costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model.

Useful lives of key property and equipment and intangible assets

The depreciation method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.

Accounts receivable

The Company reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statements of loss and comprehensive loss. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, the Company makes judgments about the borrower’s financial situation and the net realizable value of collateral, if any. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets. Changes in input from observable market factors could affect the reported fair value of financial instruments.

Share-based compensation

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. Estimating fair value for share-based compensation requires determining the most appropriate valuation model for a grant of these instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model, including the risk-free interest rate expected life of the option, volatility and dividend yield.

Shareholder warrants

In determining the fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price as at the reporting date; risk-free interest rate; the remaining expected life of the warrant; and an exchange rate as at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported loss and comprehensive loss for a given period.

Significant Accounting Policies

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements. The specific recognition criteria described below must also be met before revenue is recognized.

Product sales

Product sales to customers

Revenue from the sale of medical devices and consumables is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, usually when the products are picked up by the shipper for delivery, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Products sales under partnership agreements

Revenue is recognized on sale of capital devices or consumable products when they are picked up by the shipper for delivery to the partners, as at that point-of-time the Company has transferred all relevant risks of ownership [inventory risks for the delivered products, credit risk for the transaction with the end customer and price risk for the transaction with the end customer] to the partners, who maintains the business relationship with the end customer. Under the current partnership agreements, the Company shares on-going revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners, related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure. The Company records any additional amounts when its partners sell to the end customer.

Rental income

Rental income arising from the rental of capital devices is recognized on a straight-line basis over the lease terms and included in product sales.

Multiple element arrangements

The Company may enter into arrangements in which it commits to provide multiple products and services to its customers occurring at different points in time. Revenue recognition for these arrangements is determined based on evaluation of the individual elements of the arrangements. If the element delivered has stand-alone value to the customer and the fair value associated with the element can be measured reliably, the amount recognized as revenue for that element is the fair value of the element in relation to the fair value of the arrangement as a whole. Otherwise, the entire arrangement is treated as one unit of accounting and revenue is deferred and recognized ratably over the remaining term of the arrangements, commencing when all elements are delivered.

Royalty revenue

The Company earns and recognizes royalties upon sale of its products to the end user by its partner.

Partnership fee revenue

Partnership fee revenue relates to upfront payments received from partners for exclusive sales and marketing rights. Upfront payments are deferred and recognized on a straight-line basis over the exclusive sales and marketing terms.

Service revenue

Service revenue primarily relates to extended warranty services agreements in connection with capital sales. Revenue from these agreements are deferred and recognized on a straight-line basis over the extended warranty services term.

Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If such an indication exists, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or cash-generating unit’s [“CGU”] fair value less costs to sell and its value-in-use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations are generally cover a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset’s carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount. Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount. In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY Imaging Technology business and the TMR business.

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins;

•	Discount rates;

•	Price development for the consumables and medical devices; and

•	Market share assumptions.

Gross margins—Gross margins are based on historical and forecasted values.

Discount rates—Discount rates reflect the current market assessment of the risks specific to each CGU. The discount rate was estimated based on the average percentage of a weighted average cost of capital for the medical device industry.

Price development for the consumables and medical devices—Estimates are obtained from published forecasts about the future development of applicable procedures in North America during the detailed forecast period, as well as management’s own judgments.

Market share assumptions—These assumptions are important because management assesses how the CGU’s position, relative to its competitors, might change over the budget period.

Intangible Assets

The Company owns intangible assets consisting of licenses, SPY software and Xillix patent rights.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales.

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years
SPY software	2 years
Xillix patent rights	5-15 years

Common share warrants derivatives

The Company’s common share warrants are considered to be derivative liabilities due to the warrants being exercisable in a currency (Canadian dollar) other than the functional currency of the Company (U.S. dollar). Accordingly, the warrants are measured at fair value at each reporting date, with changes in fair value included in the statement of loss and comprehensive loss for the applicable reporting period. A change in the inputs utilized to calculate the fair value such as the Company’s share price, volatility, remaining life and interest rate can have a material impact on the reported loss and comprehensive loss for the period.

Stock-based Compensation Plan

Employees [including senior executives and Board members] of the Company receive remuneration in the form of stock options. In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the share-based compensation transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate. The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of stock option transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for share-based compensation transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line. When options are exercised, the amounts previously credited to contributed surplus are reversed and credited to shareholders’ equity. The amount of cash, if any, received from participants is also credited in share capital in shareholders’ equity. Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based compensation transaction, or is otherwise beneficial to the employee as measured at the date of modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

Financial instruments

The Company classifies its financial instruments as either [i] financial assets at fair value through profit or loss, [ii] loans and receivables or [iii] available-for-sale, and its financial liabilities as either [i] financial liabilities at fair value through profit or loss or [ii] other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statements of financial position.

All financial instruments are recognized initially at fair value plus, in the case of investments and liabilities not at fair value through profit or loss, directly attributable transaction costs. Financial instruments are recognized on the trade date, which is the date on which the Company commits to purchase or sell the asset. There are currently no financial instruments classified as available-for-sale.

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets at fair value through profit or loss are carried at fair value. Related realized and unrealized gains and losses are included in the consolidated statements of loss and comprehensive loss in finance income or finance costs. The Company has currently not designated any financial assets upon initial recognition as at fair value through profit or loss.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The losses arising from impairment are recognized in the consolidated statements of loss and comprehensive loss in finance costs.

De-recognition:

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Impairment of financial assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset [an incurred ‘loss event’] and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. Loans and receivables together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in profit or loss.

Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Because the Company’s shareholder warrants are denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability and are re-measured at fair value through profit or loss.

Other financial liabilities:

Financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued, which is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the consolidated statements of loss and comprehensive loss.

De-recognition:

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of loss and comprehensive loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

The Company’s financial instruments are comprised of the following as at December 31, 2012: cash and cash equivalents of $38,954,000; accounts receivable of $4,057,000; accounts payable and accrued liabilities of $3,407,000; convertible debentures of $4,657,000; shareholder warrants of $13,003,000 and, repayable government assistance of $221,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable of $4,057,000 (net of $228,000 bad debts reserves), based in the United States and Canada, are subject to minimal credit risk based on the nature of our customers. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities of $3,407,000 carried at amortized cost, is comprised of short-term obligations owing to suppliers relative to the Company’s operations. The convertible debentures have a principal value of $5,068,000 and PIK debentures of $150,000. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value. The repayable government assistance comprises an Industrial Research and Assistance Program loan, received from the National Research Council, with principal repayment terms over 30 months, commenced in August 2011.

Changes in Accounting Policies Including Initial Adoption

Standards Issued But Not Yet Effective

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

In November 2009, the IASB issued IFRS 9, which covers classification and measurement as the first part of its project to replace IAS 39. In October 2010, the Board of Directors also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. The Company does not anticipate early adoption and will adopt the standard when it is mandated by the IASB. The Company is currently assessing the impact of the standard on the consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. IFRS 13 defines fair value and establishes disclosures about fair value measurement. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the standard on the consolidated financial statements.

IAS 32 Offsetting Financial Assets and Financial Liabilities

IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The effective date for the amendments to IAS 32 Financial Instruments: Presentation is for annual periods beginning on or after January 1, 2014.

IFRS 7 Financial Instruments: Disclosures

In October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures, which increase the disclosure requirements for transactions involving transfers of financial assets. The effective date for the amendments to IFRS 7 is for annual periods beginning on or after January 1, 2013. The Company does not expect implementation of these amendments to have a significant impact on its disclosures or presentation.

Risks and Uncertainties

The Company’s ability to generate revenue and profit from its technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on the Company’s business, financial condition, and liquidity, results of operation or prospects. The risks and uncertainties outlined below do not constitute an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

The Company has Incurred and Continues to Incur Losses

The Company has incurred substantial losses since its inception in 2000 and continues to incur losses and experience negative cash flows. The Company cannot predict if or when it will operate profitably, generate positive cash flows or if it will be able to implement its business strategy successfully. Pursuing its strategy requires the Company to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, the Company needs to continue to grow its revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and it may need to raise additional capital.

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company has forecasted cash requirements for 2013, and funding from sources currently in place will permit the Company to meet its 2013 operating requirements. However, in the long-term, the Company will require funding from outside sources to complete its business development plans; therefore, the Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of the Company’s products. There is no assurance that the Company will secure additional funding sources or partnerships. Currently, the Company has no committed sources of capital other than a revolving credit agreement, dated August 26, 2011, with a Canadian chartered bank entitling the Company to borrow a maximum limit of $2,500,000, subject to certain conditions. Since its inception, the Company has not utilized its credit facility.

Shift from Research and Development to Commercialization

Having been founded in 2000, the Company has a limited operating history. Historically, the focus of its operations had been on research and development. However, in mid-2005 the Company shifted its focus towards commercialization with the commercial launch of its system for use during cardiac surgery. In 2009 through 2012, the Company formed certain alliances with four market leading companies for the broad commercialization of Novadaq’s leading products. The successful commercialization of any one of Novadaq’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, some of which will be out of the Company’s control. The Company has incurred losses to date and expects to incur losses in the future. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may affect the profitability of the Company. There can be no assurance that the Company will be able to achieve or sustain profitability in the future.

Successful Commercialization of the Products

The Company’s future success will depend in large part on its own ability to commercialize PINPOINT and the ability of its partners to market and sell SPY Elite, FIREFLY and LUNA for use in wound care, and TMR Laser System [together, the “Products”]. Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including fluorescence agent, the performance of Novadaq’s partnering sales organization, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in development phase, in a timely manner. In addition, the Company’s success will depend on its ability to supply the key FIREFLY components of da Vinci Surgical Robotic System and the successful commercialization of that Product. There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Products, or unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products, which are proven to be more clinically or cost-effective.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners for sales and marketing and research and development. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any joint ventures in which the Company is, or will become, involved.

Any change in the Company’s relationships with its strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by its strategic partners to reduce their commitment to the Company’s products and technology in favor of competing products or technologies, to change or seek to change the terms of the Company’s contractual relationships with them or to bring to an end the various alliances, could have a material adverse effect on the Company’s business and financial results.

In addition, disputes regarding the rights and obligations of the parties may arise under the Company’s agreements with its strategic partners. These and other possible disagreements may lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, commercialization of certain products or could require or result in litigation or arbitration. Moreover, disagreements may arise with the Company’s strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with the Company’s strategic partners could reduce its ability to obtain future collaboration agreements and could have a negative impact on the Company’s relationship with existing strategic partners.

Potential Fluctuations in the Company’s Financial Results Make Financial Forecasting Difficult

The Company expects its revenues and results of operation to continue to vary significantly from quarter to quarter. Revenues and gross margins may be lower than anticipated due to timing of orders and deliveries, unexpected delays in the Company’s supply chain, general economic and market-related factors, product quality, performance and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, due to the Company’s early stage of commercialization on some products, it cannot accurately predict its future revenues or results of operations or the timing of its current research and development programs. The Company is also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter to quarter comparisons of the Company’s revenues and results of operation may not be meaningful. It is likely that in one or more future quarters the Company’s results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Company’s common shares might be materially and adversely affected.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the fluorescence agent used with certain Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Concentration of Accounts Receivable

The Company has partnership agreements with three separate parties that account for the majority of its product sales. The majority of the Company’s accounts receivables are concentrated with these parties and their financial ability to pay is considered stable. The collectability of the Company’s accounts receivables from these parties have not been impacted by recent economic downturns however a default by any of these parties would impact the Company’s profitability.

Status of Healthcare Reimbursement

The Company’s ability to successfully commercialize products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.

On October 1, 2007, ICD-9-CM code 88.59—Intra-operative Fluorescence Vascular Angiography, which describes the use of SPY Imaging during coronary artery bypass graft surgery, became effective. On October 1, 2010, ICD-9-CM code 17.71—Intra-operative Fluorescence Vascular Angiography in non-coronary applications became effective. The ICD-9-CM codes may not result in incremental reimbursement to customers. In August 2011, new guidelines enabled the use of a coding modifier enabling physicians to bill for each SPY (SPY Elite, PINPOINT or FIREFLY) Imaging procedure performed when medically necessary. There is no guarantee that physician billing services will use the coding modifier. In March 2012, CMS assigned SPY (SPY Elite, PINPOINT or FIREFLY) Imaging for payment to APC 0397 (Vascular Imaging) under the Outpatient Prospective Payment System, effective April 1, 2012.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful execution of a placement, rental or capital sales model for the SPY Elite and LUNA, and a capital sales model for PINPOINT. The hospitals and clinics that are expected to be the end-users of the SPY Elite and LUNA Imaging System and PINPOINT Endoscopic Imaging System may resist such models or request alternate cost models that may not maximize returns on the Company’s investment. A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

In the event that a regulatory authority revokes any clearances/approvals granted in respect of the Company’s products, the Company’s business and financial condition could be adversely affected. Numerous statutes and regulations govern the manufacture and sale of medical device and pharmaceutical products in Canada, the United States and other countries where the Company markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with cGMP affecting production and storage, the advertising and labeling of products, the reporting of adverse events, and special issues associated with the manufacture and use of laser products. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. The Company and its manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the United States and equivalent regulators in other jurisdictions. Novadaq and its manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future, and such laws and regulations may have an adverse effect on the Company’s business. The failure of Novadaq or its manufacturers and suppliers to comply with current or unanticipated changes in existing regulatory requirements could materially harm the Company’s business. Furthermore, there can be no assurance that Novadaq’s manufacturers and suppliers will continue to comply with regulatory requirements, including GMP. In such circumstances, the Company’s business or financial condition may be adversely affected.

The global regulatory environment is ever evolving with changes to regulations, standards and guidelines and the establishment of new Health Authorities and/or mergers of divisions within them. Novadaq’s existing or future regulatory clearances or approvals may be affected as a result of such changes or reorganization.

With the acquisition of the PMA for the Onco-Life system from Xillix and the PMA for the TMR Laser System from PLC, Novadaq is now in a position for a higher level of regulatory scrutiny from the FDA given that the product is a Class III device. In 2011, Novadaq passed an FDA inspection on its Richmond facility. Future successful review by a Health Authority inspector is not guaranteed. A negative inspection can hinder the Company’s ability to carry on business. In such circumstances, the Company’s business or financial condition may be adversely affected.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of devices and pharmaceuticals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other intellectual property [“IP”] rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses. In particular, Company owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology. The extent to which it is unable to do so could materially harm its business.

Novadaq has applied for, is actively pursuing, or has been issued patents relating to the technology used in its proprietary imaging platform in jurisdictions including the United States, Europe, Japan, Canada, Brazil and India. Applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide the Company with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to Novadaq may be challenged successfully by third parties in patent litigation. It is also possible for others to develop products which have the same effect as the Company’s products on an independent basis or to design around products that it has patented. In either event, if Novadaq is unable to secure or to continue to maintain a preferred position, any of the SPY or PINPOINT Imaging Systems could become subject to competition from the sale of generic or equivalent products.

Patents issued or licensed to the Company may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such infringement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings. The cost to the Company of any patent litigation, even if resolved in its favor, could be substantial. Some of the Company’s competitors may be able to sustain the costs of such litigation more effectively than Novadaq because of their substantially greater financial resources. Litigation may also absorb significant management time.

Unpatented trade secrets, technological innovation and confidential know-how are important to Novadaq’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and, in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Third-Party Intellectual Property Infringement Claims

Patent applications which may relate or affect the Company’s business may have been filed by other health care, medical device, biopharmaceutical companies and universities. Such patent applications or patents may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or lead to a refusal of a patent application of the Company. Novadaq could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions. No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe the Company’s products. In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s Products or even lead to prohibition of the development, manufacture or sale of certain Products.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In addition, Novadaq will need to continue to expand its management and employee base as it continues to support our partners in the commercialization of SPY Elite, LUNA and FIREFLY and the direct U.S. launch of PINPOINT. The Company’s future financial performance, its ability to support commercialization of the SPY Elite, LUNA, FIREFLY and PINPOINT Imaging Systems and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

Research and Development Risk

A principal component of Novadaq’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, Novadaq’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly, Novadaq will likely incur significant research and development expenditures. However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products. Product development is subject to regulatory overview and approval at significant costs. Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect Novadaq’s business and financial condition.

Novadaq’s Business is Predicated on Licensed Technology

Novadaq’s business is predicated on licensed technology and intellectual property [“IP”]. For example, the technology and IP rights that form the basis for the SPY System is licensed from third parties. This subjects Novadaq to certain risks that would not be present had Novadaq developed the technology and IP independently. Specifically, license agreements typically subject Novadaq to milestone obligations and royalty payments. Some of these obligations may be substantial and may obligate the Company to obtain certain regulatory approvals by a specified date or exercise diligence in bringing potential products to market. The failure to meet these obligations typically results in the termination of the license and the loss of rights to the technology. Any such termination could adversely affect the Company’s business and financial condition.

In addition, in many third party licenses, Novadaq has no control over the prosecution of patents and other IP rights underlying such licenses. As a result, Novadaq is dependent on the licensor to diligently pursue and prosecute these IP rights. In such a circumstance, the licensor may not have sufficient incentive to diligently pursue such protection. The failure of the licensor to diligently pursue such protection could adversely affect the Company’s business and financial condition.

Additionally, Novadaq typically only receives the benefit of IP protection under these licenses in those jurisdictions where applications for protection are filed. As a result, the failure of the licensor to file applications for protection in all jurisdictions where the Company intends to conduct business could undercut the ability of the Company to successfully carry on business in these jurisdictions. This could adversely affect the Company’s business and financial condition.

Finally, many third party licenses of technology expire when the patents underlying the technology expire or at some period of time after expiration. As a result, the ability of Novadaq to exploit and fully commercialize the technology over time may be limited. This may adversely affect the Company’s business and financial condition.

Ability to Partner, Out-license, Fund Corporate Assets

The Company has multiple assets that are not in the primary focus of commercialization, such as those assets purchased from Xillix for screening applications in gastrointestinal and lung cancers. The Company’s ability to profit from these technologies is not guaranteed, and if Novadaq is unable to locate an appropriate partner, out-license or fund these assets, the Company’s business and financial condition may be adversely affected.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the Products in new applications and clinical trials and to develop new products. There is no assurance that the Company will receive additional regulatory approvals for the products in new applications or for any new products, which would limit the Company’s future sales and marketing opportunities in other markets.

Potential Product Liability

Medical products involve an inherent risk of product liability claims and associated adverse publicity. Novadaq currently maintains liability insurance coverage in the aggregate amount of $10 million. While the Company believes such insurance coverage to be adequate, there is no guarantee that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect the Company against potential liability proceedings, Novadaq could be required to cease the commercialization of products that it has developed or even be prevented from beginning the commercialization of new products. The Company’s obligation to pay indemnities or to withdraw a product following claims could adversely affect the Company’s business and financial condition.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense. In addition to products currently in the market, additional products may be introduced to compete with those of the Company. Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by Novadaq. Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than Novadaq in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources. Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on Novadaq’s business and financial condition.

Additionally, since the Company’s products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s products obsolete.

Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

A significant part of the Company’s manufacturing and home office operations are located in Canada which result in purchases of approximately CDN$15,280,000 annually. As the exchange rate between Canada and the United States becomes volatile, a strengthening in the Canadian currency can expose the Company to an exchange loss while a strengthening in the U.S. currency can result in an exchange gain. For the twelve month reporting period ending December 31, 2012 the exchange rate commenced at $0.99 favoring U.S. currency and $1.01 closed favoring Canadian. Throughout the year the exchange rates varied from $0.96 in favor of the U.S. currency to $1.03 favoring the Canadian currency. The Company monitors the exchange rates and manages its cash holdings to address the Company’s Canadian currency spending requirements which are mainly period related.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared and in accordance with rules of the Securities Act (Ontario) and the Canadian Securities Administrators [“CSA”] as at December 31, 2012. Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the Securities Act (Ontario) and the CSA as at December 31, 2012 and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under Securities Act (Ontario) and Canadian Securities laws is: (i) recorded, processed, summarized and reported within the time periods specified in Securities Act (Ontario) rules and forms and Canadian Securities laws; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer.

Internal Control over Financial Reporting

In accordance with the United States Jumpstart Our Business Startup Act [“JOBS Act”] enacted on April 5, 2012, the Company qualifies as an “emerging growth company” [“EGC”], which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting [“ICFR”] under Section 404(b) of the Sarbanes-Oxley Act. The JOBS Act does not defer compliance with, and Novadaq currently complies with, the requirement of Section 404(a) of the Sarbanes Oxley Act that management assess its ICFR. The Company will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which its annual gross revenues exceed $1.0 billion, (b) the date that it become a “large accelerated filer” as defined in Rule 12b-2 under the United States Securities Exchange Act of 1934, as amended, which would occur if the market value of the Company’s common shares that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, (c) the date on which the Company has issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of the Company’s fiscal year containing the fifth anniversary of the date on which its shares become publicly traded in the United States (currently December 31, 2017).

The Chief Executive Officer and the Chief Financial Officer have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, rules of the Securities Act (Ontario) and the CSA as at December 31, 2012.

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed control self-assessments as of December 31, 2012 to evaluate the effectiveness of the Company’s internal control reporting.

As at December 31, 2012, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no materials weaknesses in the Company’s internal control over financial reporting that have been identified by management.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonable likely to affect, the Company’s internal control over financial reporting.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 40,236,736 common shares, 3,165,802 stock options, $5,218,015 of convertible debentures upon exercising represent approximately 2,777,886 shares, 2,164,277 shareholder warrants and 19,210 broker warrants. Both common shareholder warrants and broker warrants are exercisable into one share.

Additional information concerning the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.